September 24, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AGREES TO C$5.0 BILLION SALE TO TAQA SUBSIDIARY

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI) – PrimeWest Energy Trust (“PrimeWest” or the “Trust”) is pleased to announce that it has entered into an agreement (the “Arrangement Agreement”) with 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd. (“TAQA North”), both of which are wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC (“TAQA”).  The Arrangement Agreement provides for the acquisition by Purchaser of all of the issued and outstanding trust units of PrimeWest (the “Units”) and all of the issued and outstanding exchangeable shares (the “Exchangeable Shares”) of PrimeWest Energy Inc. for a cash consideration of C$26.75 per Unit, all pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).  The cash consideration payable for the Exchangeable Shares will be calculated on the basis of the exchange ratio in effect at the time the transaction is completed

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Using a Canadian to U.S. dollar exchange rate of 1.00, this cash consideration equates to US$26.75 per Unit.  The actual U.S. dollar equivalent cash price per Unit will be based upon the Canadian to U.S. dollar exchange rate on the effective date of the Arrangement.

The aggregate value of the Arrangement, including the debt carried by PrimeWest and its subsidiaries, is approximately C$5.0 billion on a fully diluted basis.  The consideration per Unit pursuant to the Arrangement Agreement represents a 26.5% premium over the 30 day weighted average trading price of the Units on the Toronto Stock Exchange up to and including September 21, 2007.

“We are pleased to announce that Purchaser and TAQA North have entered into an agreement for Purchaser to acquire the PrimeWest Units and Exchangeable Shares at a price that delivers substantial value to our investors.  PrimeWest has built a high quality asset base with a large portfolio of development opportunities.  This investment by Purchaser will result in ongoing development and growth of the asset base,” stated Don Garner, President and CEO of PrimeWest.

The Arrangement Agreement also permits PrimeWest to maintain its current monthly distribution at an amount not greater than C$0.25 per Unit payable in each of the months of October and November 2007. Therefore, if the effective date of the Arrangement occurs in November, the final distribution to Unitholders will be paid on November 15, 2007.  However, if the Unitholder meeting is held on or before November 30, 2007 and the effective date of the Arrangement is delayed beyond the third business day of the following month, the Arrangement Agreement permits PrimeWest to continue to pay monthly distributions.  If PrimeWest is permitted to pay distributions after November, the distribution amount will be set at the discretion of the Board of Directors of PrimeWest but will not exceed $0.25 per Unit per month.

Complete details of the terms of the Arrangement are set out in the Arrangement Agreement which will be filed by PrimeWest on SEDAR and EDGAR and will be available for viewing under PrimeWest’s profile on www.sedar.com and on www.sec.gov/edgar.shtml.

PrimeWest is suspending the operation of its premium distribution, distribution reinvestment and optional trust purchase plan with respect to any distribution on the Units occurring after October 15, 2007.

The Arrangement is subject to court and regulatory approval and other conditions that are typical of transactions of this nature, including the approval by the holders of at least 66⅔% of the Units, Exchangeable Shares and unit appreciation rights, voting together as a single class, represented in person or by proxy at the Unitholder meeting.

An information circular regarding the Arrangement is expected to be mailed to securityholders in late October 2007 for a meeting expected to take place in late November, with completion of the Arrangement anticipated shortly thereafter.

In accordance with the terms of the indenture governing PrimeWest’s convertible debentures, Purchaser will make an offer to purchase all outstanding debentures for a cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement.

Recommendation of the Board of Directors

The Board of Directors of PrimeWest Energy Inc. has unanimously approved the Arrangement and based, in part, on the fairness opinion from PrimeWest’s financial advisor discussed below, determined that the Arrangement is in the best interests of PrimeWest and the holders of its Units and Exchangeable Shares and is fair from a financial point of view to such holders. Therefore, the Board has resolved to recommend that such holders vote their respective securities in favour of the Arrangement.  Each member of the Board of Directors of PrimeWest Energy Inc. has indicated his intention to vote his Units and Exchangeable Shares in favour of the Arrangement.

Under the Arrangement Agreement, PrimeWest has agreed that it will not solicit, initiate, or encourage any discussions concerning the sale of material assets or any other business combination and that it will provide Purchaser with an opportunity to match competing, unsolicited proposals for a period of 48 hours.  The Arrangement Agreement also provides that PrimeWest shall pay a non-completion fee of C$75 million to Purchaser if the Arrangement is not completed in certain circumstances.

Financial and Legal Advisors

CIBC World Markets Inc. is acting as sole financial advisor to PrimeWest with respect to the Arrangement and has provided the Board of Directors of PrimeWest Energy Inc. with an opinion regarding the proposed transaction. Subject to review of final documentation, this opinion indicates that the consideration to be received by the holders of Units and Exchangeable Shares of PrimeWest under the Arrangement is fair, from a financial point of view, to all of such securityholders. PrimeWest's Canadian legal advisors are Stikeman Elliott LLP and its US legal advisors are Paul, Weiss, Rifkind, Wharton & Garrison LLP.

TD Securities Inc. is acting as exclusive financial advisor to TAQA and TAQA North in the transaction.  Purchaser's, TAQA North’s and TAQA’s legal advisors are Heenan Blaikie LLP and Latham & Watkins LLP.

Citi has been retained to provide a fairness opinion to the Board of Directors of TAQA.

About PrimeWest

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”. Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”. Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol  “PWI.DB.A”, Series II Convertible Debentures trade on the TSX under the symbol “PWI.DB.B” and Series III Convertible Debentures trade on the TSX under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

About TAQA North and TAQA

TAQA North (formerly Northrock Resources Limited) is a wholly-owned subsidiary of Abu Dhabi National Energy Company PJSC ("TAQA"), a publicly listed company on the Abu Dhabi Securities Market (ADSM: TAQA).  TAQA North  is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia; West Central and Southern Alberta; Southwest Saskatchewan; Southeast Saskatchewan; and the Northwest Territories. TAQA North was acquired by TAQA in August 2007 from Pogo Producing Company for a total purchase price of US$2 billion. TAQA is a major global energy company with strategic and financing investment opportunities in oil & gas, power, water and infrastructure across the Middle East, India, Europe and North Africa.  TAQA focuses on upstream (oil & gas exploration & production), midstream (pipeline, gas storage and LNG) and downstream (power generation). The rating agencies Moody Investor Services and Standard & Poor’s have assigned long-term senior unsecured debt ratings of Aa2 and AA- respectively to TAQA.

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To learn more about TAQA, please visit their website at www.taqa.ae.

All information in this press release relating to TAQA and its subsidiaries was provided by TAQA or has been derived from publicly available sources.

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Additional Information

PrimeWest will file on SEDAR and EDGAR the information circular, to be distributed to the PrimeWest securityholders in connection with their consideration of and vote on the proposed transaction, along with all other relevant documents concerning the proposed transaction. PrimeWest securityholders are urged to read the information circular and the other relevant documents filed on SEDAR and EDGAR when they become available, as well as any amendments or supplements to those documents, as they will contain important information.

Joint Conference Call

A joint conference call to discuss the Arrangement will be held on Monday, September 24th, 2007 at 12:00 Noon Mountain Daylight Time (2:00 PM Eastern).  To participate in the conference, please call 1-800-633-8938.  A recording of the call will be available from 2:30 PM Eastern on September 24th, 2007 until October 24th, 2007 by calling 1-800-558-5253 (in the Toronto area (416) 626-4100) and entering reservation number 21350676, followed by the number sign.

Forward-Looking Statements

This document contains forward-looking statements.  These statements relate to future events or performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions.  By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties’ control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserves estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources and geological, technical, drilling and processing challenges.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived.  PrimeWest disclaims any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered for sale in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825